GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2006 JAN 30 P 12:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06010495

18 January 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs, New GKN PLC

GKN plc – Block Listings

Please find attached our block listing returns in respect of our four share option schemes, for the half year ended 31 December. The returns have today been notified to a Regulatory Information Service.

Yours faithfully,

S. DeRitter

Sandie De Ritter

PROCESSED
JAN 30 2006
THOMSON FINANCIAL

Enc

dlw 1/30

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 18 January 2006

Name of *applicant*:		GKN plc		
Name of scheme:		GKN 1995 SAYE SHARE OPTION SCHEME		
Period of return:	From:	1 July 2005	To:	31 December 2005
Balance under scheme from previous return:		3,087,574		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		97,401		
Balance under scheme not yet issued/allotted at end of period		2,990,173 Ordinary shares of 50p each		
Number and *class* of *securities* originally listed and the date of admission		11,463,341 8 August 2001		
Total number of *securities* in issue at the end of the period		740,466,222 (including 25,220,000 shares held in Treasury)		

Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL
Telephone number of contact:	01527 533383

SIGNED BY CHRISTOPHER WINTERS
suitably experienced *employee*
for and on behalf of

GKN plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 18 January 2006

Name of *applicant*:		GKN plc		
Name of scheme:		GKN 2001 SAYE SHARE OPTION SCHEME		
Period of return:	From:	1 July 2005	To:	31 December 2005
Balance under scheme from previous return:		8,752,944		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		546,344		
Balance under scheme not yet issued/allotted at end of period		8,206,600		

Number and *class* of *securities* originally listed and the date of admission	19.03.2002	610,000	26.09.2003	715,000
	20.03.2002	610,000	03.10.2003	720,000
	21.03.2002	600,000	10.10.2003	715,000
	22.03.2002	600,000	24.10.2003	650,000
	25.03.2002	610,000	31.10.2003	700,000
	26.03.2002	600,000	07.11.2003	700,000
	27.03.2002	585,000	14.11.2003	660,000
			21.11.2003	690,000
			28.11.2003	715,000
			05.12.2003	720,000
			12.12.2003	715,000
			19.12.2003	725,000

Total number of *securities* in issue at the end of the period	740,466,222 (including 25,220,000 shares held in Treasury)
Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL
Telephone number of contact:	01527 533383

SIGNED BY CHRISTOPHER WINTERS
suitably experienced *employee*
for and on behalf of

GKN plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 18 January 2006

Name of *applicant*:		GKN plc		
Name of scheme:		GKN Executive Share Option Scheme 1988		
Period of return:	From:	1 July 2005	To:	31 December 2005
Balance under scheme from previous return:		195,549		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		195,549		
Number and *class* of *securities* originally listed and the date of admission		1,000,000 22 April 2002		
Total number of *securities* in issue at the end of the period		740,466,222 (including 25,220,000 shares held in Treasury)		

Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL
Telephone number of contact:	01527 533383

SIGNED BY CHRISTOPHER WINTERS
suitably experienced *employee*
for and on behalf of

GKN plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 18 January 2006

Name of *applicant*:		GKN plc		
Name of scheme:		GKN Overseas Executive Share Option Scheme 1988		
Period of return:	From:	1 July 2005	To:	31 December 2005
Balance under scheme from previous return:		192,837		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		192,837		
Number and *class* of *securities* originally listed and the date of admission		500,000 22 April 2002		
Total number of *securities* in issue at the end of the period		740,466,222 (including 25,220,000 shares held in Treasury)		

Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL
Telephone number of contact:	01527 533383

SIGNED BY CHRISTOPHER WINTERS
suitably experienced *employee*
for and on behalf of

GKN plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.